FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES)

Answer to the Information request on the Agenda

Ciudad Autónoma de Buenos Aires, April 10, 2023

Securities and Exchange Commission

RE: Relevant Event

Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2023.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs:

I address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee - Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2023.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Ciudad Autónoma de Buenos Aires, April 10, 2023

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee - Argentine Integrated Social Security System)

c/o Cecilia Gónzalez Bonorino/Paola Rolotti/ Emilse Alejandra Juarez/Guido Agustín Gallino.

RE: Information Request Note Nbr-2023-34007168-ANSES-DGGEYAS#ANSES - BANCO BBVA ARGENTINA S.A.- April 28, 2023.

Dear Sirs,

We address you in response to the Note received on March 28, in which Banco BBVA Argentina S.A. (“BBVA Argentina”) Board First Vice President-in-office is required certain information in order to exercise the political rights in the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2023 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

a. Detail of the shareholding composition as of the date hereof. Please include a detail of the shareholders register in which it is specified the percentages corresponding to each shareholder with a participation higher than 5%, by type of share, indicating total of votes and total of shares. Please have the following as a form.

Shareholder	Amount of Shares	%
BANCO BILBAO VIZCAYA ARGENTARIA SA	244,870,968	39.97%
BBV AMERICA S.L.	160,060,144	26.13%
THE BANK OF NEW YORK MELLON ADRS	125,570,454	20.50%
ANSES FGS	42,439,494	6.93%
REMAINING BALANCE	39,718,578	6.48%
TOTAL	612,659,638	100.00%

As regards this item, we inform the ordinary holdings as of March 31, 2023 in the following table:

Shareholder	Ordinary Shares March 2023	Total shares % March 2023
GRUPO BBVA	407,785,801	66.55%
BBVA SA (3)	244,870,969	39.97%
BBV AMERICA S.L. (1), (3)	160,110,585	26.13%
CORP GRAL FINANCIERA SA (3)	2,520,509	0.41%
CIERVANA (3)	283,738	0.05%
LOCAL NON GROUPED SHAREHOLDERS	58,351,264	9.52%
THE BANK OF NEW YORK MELLON ADRS (2)	102,838,353	16.78%
LATIBEX	410,027	0.07%
ANSES FGS LEY 26425	43,279,620	7.06%
UNIDENTIFIED	45,014	0.01%
TOTAL	612,710,079	100.00%

(1) BBV América S.L. is controlled by BBVA. It holds directly 26.13 % of the BBVA Argentinaʼs capital stock.

(2) As agent holder of ADSs.

(3) BBVA S.A.; BBV América SL; Corporación Gral. Financiera S.A. and Ciervana are companies which are part of Grupo BBVA.

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In accordance with the requested table form, we hereby inform the ordinary holdings as of March 31, 2023, as follows:

Shareholder	Amount of Ordinary Shares March 2023	Total Shares % March 2023
BBVA SA	244,870,969	39.97%
BBV AMERICA S.L.	160,110,585	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	102,838,353	16,78%
ANSES FGS LEY 26425	43,279,620	7,06%
REMAINING BALANCE	61,610,552	10,06%
TOTAL	612,710,079	100.00%

(1) As Agent holder of ADSs.

b. Signed copy of the Board of Directors Meeting Minutes convening the Shareholders Meeting

We hereby inform that the text of the Boardʼs Meeting Minutes convening an Annual General Ordinary and Extraordinary Shareholers Meeting to be held on April 28, 2023 is available in the Comisión Nacional de Valores (Argentine Securities Commission or “CNV”) Online Information System (“AIF” or Autopista de Información Financiera) under ID # 3020134.

c. Express indication of authorized staff and/or proxy to sign this request, with a copy of the document that certifies it (if it is very extensive, it may be attached only the relevant part);

The person authorized to sign this application is Eduardo González Correas, Head of Market Relations.

d. On the following items of the Agenda, published in the Official Gazette, it is required as follows:

1) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

Please inform the shareholders appointed for these purposes

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The Board proposal to the Meeting will be that two of the shareholders attending the Meeting be appointed to sign the Minutes, jointly with the First Vice-President of the Board.

2) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 148 ended on December 31, 2022.

Please provide:

•        a copy of all the relevant accounting documents in accordance with Section 234 of Law No 19,550 approved and signed by the Board, with the respective Supervisory Committee and External Auditor reports;

•        a breakdown of the adjustment rate used; in case the Financial Statements submitted for consideration (fiscal year ended December 31, 2022) are restated in homogeneous currency (in accordance with General Resolution CNV N° 777/2018);

•        any current contract with related companies for the provision of corporate and technical services. (Date of contract execution, object, price, term, renewal and addenda; together with a copy of the respective documents) details of the amounts paid as fees at the end of the fiscal year ending 31 December 2019, 2020, 2021 and 2022;

•        a statement of the tasks actually performed under the technical assistance contract during the fiscal year 2022, the fees accruing therefrom and whether the issuer considers the possibility of waiving such assistance, having regard to its experience in this field;

•        the evolution of the company’s staffing from the fiscal year ended 31 December 2019, 2020, 2021 and 2022;

We inform that the Integrated Annual Report and the financial statements issued as of December 31, 2022 were published in the Argentine Securities Commission or “CNV” Online Information System (“AIF” or Autopista de Información Financiera) under ID No. 3011804 on March 7, 2023.

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We also inform that the Bank submitted its financial statements in homogeneous currency - this in accordance with the accounting information framework established by the Argentine Central Bank (“BCRA”) through Communication "A" 6651 6849, as amended and supplemented, which established the mandatory application of such method as from the financial statements for fiscal years beginning on January 1, 2020 inclusive, and defined December 31, 2018 as the transition date. This situation is disclosed in Notes 2.1.5 to the consolidated financial statements as of December 31, 2022.

As mentioned in Note 2.1.5, IAS 29 requires the presentation of financial statements expressed in terms of the measuring unit at the end of the reporting period, when the functional currency of the entity corresponds to that of a hyperinflationary economy. To identify the existence of a hyperinflationary context, IAS 29 provides both qualitative guidelines and a quantitative guideline that consists of the cumulative inflation rate in the last three years reaching or exceeding 100%.

For these purposes, the following price indexes are used:

- For items after December 2016: Consumer Prices (CPI) prepared by the National Institute of Statistics and Census (INDEC).

- For items prior to December 2016: the price index published by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Regarding contracts with related parties, they are reported in note 41 to the financial statements as of December 31, 2022, note 46 to the financial statements as of December 31, 2021, 2020 and 2019, which is in accordance with the requirements of IAS 24.

We report the evolution of the company's staffing levels from 2019 to 2022, according to the following detail:

BBVA
Staffing
Year 2019	6303
Year 2020	5923
Year 2021	5768
Year 2022	5795

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3) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 148 ended on December 31, 2022.

•        Please provide information on the composition of the Board of Directors, Supervisory Committee, as well as the name and surname of the person holding the position of General Manager (regular and alternate) to date, indicating the date of appointment, term and expiration of the term of office;

•        Report whether there have been resignations or modifications to the composition of each body and new appointments, if so, indicating the full name and the dates on which they occurred, as well as the relevant facts submitted to the CNV;

•        Report on the management performed by the Board of Directors, the Supervisory Committee and General Manager during the fiscal year ended December 31, 2022.

The Financial Statements and the Board Integrated Annual Report referred to in the preceding answer give a full account of the management of BBVA Argentina Board of Directors, General Manager or Chief Executive Officer and Supervisory Committee.

The members of the Board of Directors are listed below.

The members of the Board of Directors are as follows:

BANCO BBVA ARGENTINA S.A.

Full First and Last Name	Position	Appointment	Expiration of the term of office (mm-dd-year)
Lorenzo de Cristóbal de Nicolás	President	April 29,2022	12/31/2023
Jorge Delfín Luna	First Vice President	May 15,2020	12/31/2022
Javier Pérez Cardete	Second Vice President	June 24,2022	12/31/2022
Adriana María Fernández de Melero	Director	May 15,2020	12/31/2022
Gabriel Eugenio Milstein	Director	April 20,2021	12/31/2023
Ernesto Mario San Gil	Director	April 20,2021	12/31/2023
Gustavo Alberto Mazzolini Casas	Director	April 29,2022	12/31/2022
Gabriel Alberto Chaufán	Alternate Director	April 29,2022	12/31/2024
Gustavo Fabián Alonso	Alternate Director	April 29,2022	12/31/2024

On June 16, 2022, the Board of Directors accepted the resignation of Regular Director Alfredo Castillo Triguero, which was published in the Argentine Securities Commission or “CNV” Online Information System (“AIF” or Autopista de Información Financiera) under ID No. 2908651 dated June 16, 2022. On June 24, 2022, Javier Pérez Cardete assumed as Regular Director, which was published in the CNV Online Information System under ID No. 2910860 on June 24, 2022.

To the date hereof the General Manager is Martín Ezequiel Zarich.

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Members of the Supervisory Committee are as follows:

Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Alejandro Mosquera (replaced after his death by Julieta Paula Pariso)
Gonzalo José Vidal Devoto
Alternate Members of the Supervisory Committee	Julieta Paula Pariso Lorena Claudia Yansenson
Daniel Oscar Celentano

There were no resignations of members of the Supervisory Committee as of December 31, 2022. On September 26, 2022, the death of Alejandro Mosquera was published in the Argentine Securities Commission “CNV” Financial Information System (AIF) under ID No. 2948672.

4) Consideration of the results of the corporate Fiscal Year 148 ended on December 31, 2022. Treatment of the Retained Results as of December 31, 2022 in the amount of AR$ 58,825,787,705 .40. It is proposed to apply: A) AR$ 11,765,157,541.08 to Legal Reserve; B) AR$ 47,060,630,164.32 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

•        It is requested to inform the proposed treatment and destination of the profit for the year.

•        Likewise, please provide a detail of the evolution of the Reserves (Legal Reserve, Optional Reserve, Other Reserves), specifying the reason for their constitution and their current composition, the date on which they were constituted and their latest movements;

•        In the event that there is a proposal for the constitution or allocation of any amounts to reserves:

•        The reason and convenience of the constitution or allocation of amounts to the existing reserves must be clearly and incidentally explained, expressing whether they are reasonable and respond to a prudent administration, all in accordance with Sections 66 paragraph 3 and 70 of Law No. 19,550;

Pursuant to the provisions of Section 27, Chapter II, Title II of the CNV Rules (Ordered text by CNV Resolution No. 622/13), Banco BBVA Argentina Board of Directors has included within the text of the Agenda item, the content of the proposal to be made to the Meeting in relation to the retained results for fiscal year 2022.

The evolution of the reserves can be observed in the Separate Statement of Changes in Shareholders Equity (pages 176 and 177 of the Financial Statements as of December 31, 2022). It identifies the date of the movement and the reason for its origin.

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5) Partial write-off of the "Optional Reserve for future distributions of Income" in the amount of AR$ 35,566,224,479 for the distribution of a dividend to be paid in cash and/or marketable securities, the latter under the terms approved by the Shareholders' Meeting dated April 29, 2022, all subject to the prior authorization of the Argentine Central Bank. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

In the event that there is a proposal to write-off any amounts to reserves:

•        The reason and convenience of the creation or allocation of amounts to the existing reserves must be clearly and incidentally explained, expressing whether they are reasonable and respond to a prudent administration, all in accordance with Sections 66 paragraph 3 and 70 of Law No. 19,550;

In the event that there is a proposal for the distribution of dividends:

•        Report the proposed distribution of dividends;

•        Report the reason and convenience of the payment of dividends.

•        Report the kind and/or type of currency (Argentine pesos, U.S. dollars or other foreign currency) in which the payment of dividends is proposed to be made;

•        Report the liquid assets available to the Company to carry out an effective distribution of dividends;

•        Indicate whether the Company has any restriction and/or policy on the distribution of dividends, which is in force at the time of this Meeting.

•        Since CNV Resolution No. 777/18 states that the distribution of results must be dealt with in the currency as of the date of the Shareholders' Meeting by using the price index corresponding to the month prior to such meeting, it is requested to confirm whether the proposal would be restated. If so, please indicate the calculation index and updated amounts;

•        State whether it is proposed to delegate powers to the Board of Directors/sub-delegate to certain individuals for the purpose of determining the form and date of payment of dividends.

•        If so, indicate the estimated period within which the distribution of dividends would be made effective, which powers would be delegated/subdelegated and on which members of the Board of Directors or other persons such delegations would fall;

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The Board of Directors expects the Meeting to approve the proposal under item 5 of the agenda. The Annual General Ordinary and Extraordinary Shareholders Meeting will be the one to make the delegation of powers to the Board of Directors and will determine the terms under which such delegation will be effective.

Regarding the distribution of profits, we inform that the Bank complies with the liquidity and solvency requirements set forth in item 3 of the Ordered Text for the Distribution of Results, and that there are no defects in the integration of the minimum capital position, both individual and consolidated.

The Argentine Central Bank (BCRA) issued Communication "A" 6886 where it provides in Section 6 (Authorization) that financial institutions must have the prior authorization of the BCRA for the distribution of their results.

Communication "A" 7719 issued on March 9, 2023, provided that as from April 1, 2023 and until December 31, 2023, financial entities authorized by the BCRA - in accordance with Section 6 of the rules on "Distribution of results" - may distribute profits in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have corresponded if the above mentioned rules had been applied.

Also, as requested, we inform that there is a restriction to the distribution of profits with respect to the special regulatory reserve due to the first time application of IFRS standards, which appears in note 43 to the publication balance sheet "Restrictions to the payment of dividends" and is established in BCRA Communication "A" 7659.

As a financial institution, the Bank is subject to BCRA regulations, which do not provide for the distribution of profits to be restated in the currency of the date of the Shareholders Meeting.

Authorization will be requested to BCRA to pay dividends in cash and/or marketable securities, in the amount of Ps. 50,401,015,479, in installments, pursuant to the applicable regulations, which is estimated to correspond to 40% of the amount that would have corresponded if the Rules on Distribution of results had been applied according to the provisions of BCRA Communication "A" 7719 on March 9, 2023.

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6) Consideration of the Board remuneration corresponding to the Fiscal Year 148, ended on December 31, 2022.

Please confirm the remuneration proposal for the fiscal year ended December 31, 2022 set forth in the agenda item.

•	In the event that a proposal other than the aforementioned is considered, please inform the Board of Directors of the remuneration proposal.
•	Likewise, please provide details:
•	the number of members of the Board of Directors and how many of them would receive remuneration;
•	the total amount of advances allocated as fees to the Board of Directors as of December 31, 2022. If such payments have been made, please indicate how much each of the directors received as an advance;
•	If the overall amount proposed includes additional remuneration for the performance of technical-administrative tasks, for the membership of the Audit Committee and/or Special Committees. If so, state how much they received for technical-administrative duties, detailing the duties performed, how much they received for Special Committees and/or how much they received for being a member of the Audit Committee per director;
•	State whether the overall amount proposed includes compensation for directors who are employees of the Company. If so, detail how many directors are in such situation, how much is paid to each one and what duties he/she performs;
•	Additionally, report a comparison of the amounts approved for the last 3 fiscal years and the proposal for the fiscal year ended December 31, 2022, identifying the number of members in each fiscal year, using the following model if possible:
BANCO FRANCÉS	Approved	Approved	Approved	Approved	Proposal
Board Remuneration	2018	2019	2020	2021	2022
Overall amount	$ 13,840,114	$ 23,078,833	$ 33,020,688	$ 47,411,509
Number of Directors	6	7	7	7
Annual average amount per Director	$ 2,306,686	$ 3,296,976	$ 4.717,241	$ 6,773,073
Monthly average amount per Director	$ 192, 224	$ 274,748	$ 393,103	$ 564,423
Nominal increase	$ 5,925,719	$ 9,238,719	$ 9,941,855	$ 14,390,821
Percentage increase	75%	67%	43%	44%

•	Likewise, it is requested to report the computable profit for the year under consideration; specifically the adjustments made to the profit for the year to arrive at the computable profit. All this in order to verify compliance with the limits established by Section 261 of Law No. 19,550 with respect to the ratio between fees and dividends proposed on computable income and in order to be analyzed in relation to market values;

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The proposed remuneration of the Board of Directors for the performance of their duties during fiscal year 2022 amounts to Ps. 59,727,349.50.

In compliance with the Central Bank's rules that prohibit the members of the Bank's Board of Directors from performing executive duties, since the Bank is classified as Category "A", none of the Directors appointed during fiscal year 2022 were in a relationship of dependence with the Bank, neither did they receive fees for technical-administrative tasks.

All proposals for fees of BBVA Argentina Board of Directors have been previously approved by the Appointments and Remuneration Committee and have the favorable opinion of the Audit Committee under Law 26,831.

The income for the year amounts to Ps. 58,814,985 (expressed in thousands) to which an adjustment of Ps. 10,803 from previous years is added and the legal reserve of Ps. 11,765,158 is deducted, thus resulting in a computable income of Ps. 47,120,357, resulting in a 0.13% difference between computable income and remuneration.

The proposed remuneration of the Board of Directors for the year ended December 31, 2022 is detailed according to the suggested model table:

BANCO BBVA ARGENTINA	Aprobado	Aprobado	Aprobado	Propuesta	Propuesta
Board remunerations	2018	2019	2020	2021	2022
Overall amount	$ 13.840.114	$ 23.078.833	$ 33.020.688	$ 47.411.509	$ 59.727.349,50
Number of Directors	6	7	7	7	7
Annual average amount per Director	$ 2.306.686	$ 3.296.976	$ 4.717.241	$ 6.773.073	$ 8.532.478,5
Monthly average amount per Director	$ 192. 224	$ 274.748	$ 393.103	$ 564.423	$ 711.039,87
Nominal increase	$ 5.925.719	$ 9.238.719	$ 9.941.855	$ 14.390.821	$ 12.315.840,5
Percentage increase	75%	67%	43%	44%	26%

7) Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 148, ended on December 31, 2022.

Please inform:

•	the proposed remuneration of the Supervisory Committee for the fiscal year ended December 31, 2022;

•	the breakdown of the total amount proposed and the amount per member of the Supervisory Committee, as well as the amount advanced per such member during the fiscal year ended December 31, 2022;

•	Additionally, we request a comparison of the amounts approved for the last 3 fiscal years and the proposal for the fiscal year ended December 31, 2022, identifying the number of members in each fiscal year, using the following model if possible:

BBVA BANCO FRANCÉS S.A.	Approved	Approved	Approved	Approved	Proposal
Supervisory Committee remuneration	2018	2019	2020	2021	2022
Overall amount	$ 1,326,607	$ 1,724,590	2,586,885	3,828,590
Number of members	3	3	3	3
Annual average amount per member	$ 442,202	$ 574,863	$ 862,295	$ 1,276,196
Monthly average amount per member	$ 36,850	$ 47,905	$ 71,858	$ 106,349
Nominal increase	$ 247,333	$ 397,983	$ 862,295	$ 1,241,705
Percentage increase	23%	30%	50%	48%

10

The proposed remuneration of the Supervisory Committee for the fiscal year ended December 31, 2022 is detailed in accordance with the suggested model table:

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal	Proposal
Supervisory Committee remunerations	2018	2019	2020	2021	2022
Overall amount	$ 1,326,607	$ 1,724,590	2,586,885	3,828,590	5.818.308
Number of members	3	3	3	3	3
Annual average amount per member	$ 442,202	$ 574,863	$ 862,295	$ 1,276,196	$ 1.939.436
Monthly average amount per member	$ 36,850	$ 47,905	$ 71,858	$ 106,349	$ 161.619
Nominal increase	$ 247,333	$ 397,983	$ 862,295	$ 1,241,705	$ 1.989.718
Percentage increase	23%	30%	50%	48%	52%

8) Determination of the number of members of the Board of Directors. • Please provide information on the proposed number of members and alternates to serve on the Board of Directors;

Article 10 of Banco BBVA Argentina S.A.̓ s By-Laws sets forth that the Company Board of Directors may be composed of a minimum of three Regular Directors and a maximum of nine, and an equal or lesser number of Alternate Directors, as established at each annual meeting.

At present, the Board of Directors of the Company is composed of seven Regular Directors and two Alternate Directors.

The terms of Directors Jorge Delfín Luna, Adriana María Fernández de Melero and Gustavo Alberto Mazzolini Casas expired on December 31, 2022. On 24 June, 2022, Mr. Javier Pérez Cardete assumed the position of director in replacement of Mr. Alfredo Castillo Triguero, leaving vacant the position of alternate director. In this sense, the Company has been informed, by the shareholder Banco Bilbao Vizcaya Argentaria S.A., its intention to propose Mr. Carlos Eduardo Elizalde, as alternate Director, such proposal had been approved by the Nominations and Remuneration Committee.

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The Board expects the Meeting to appoint the appropriate directors and to grant such authorization.

The Board of Directors refrains from making proposals and waits for the Meeting to determine the number of members of the Board of Directors.

9) Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

•        Please provide information on the proposed appointment of regular and alternate members of the Board of Directors, indicating the full names of the proposed candidates, the duration of their terms of office and information on their backgrounds and/or curricula vitae proving their suitability for the position;

•        Please inform whether there will be a total or partial renewal of the proposed directors. In the case of a total renewal, please indicate the number of fiscal years in which each proposed director will serve;

•        Please inform the persons who will be authorized for such purposes, indicating their full name and whether they have any labor relationship with the company. If so, indicate their position within the Company.

The Board refrains from making proposals regarding the election of directors with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission and proceed to the registration with the corresponding Public Registry.

10) Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

•        Please provide information on the proposed appointment of regular and alternate members, indicating the full names of the proposed candidates, the duration of their terms of office and information on their backgrounds and/or curricula vitae proving their suitability for the position.

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Pursuant to Article 19 of BBVA Argentina By-Laws, the supervision of the Company is in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which must also elect an equal number of alternates for the same term of office.

As of December 31, 2022, the terms of office as follows, are expired:

(i)	Regular members: Alejandro Mosquera (who after his death was replaced by Julieta Paula Pariso), Gonzalo José Vidal Devoto and Vanesa Claudia Rodríguez.

(ii)	Alternate members: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano.

The Board of Directors refrains from making proposals in this regard and waits for the Shareholders to make the proposal as to who will occupy such positions.

11) Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 148, ended on 31 December 2022.

•	Please inform the proposal of the accountant's fees for the Financial Statements for the fiscal year beginning on January 1, 2022, specifying if there was a change of tasks with respect to those performed for the Financial Statements of the previous fiscal year.
•	In addition, it is requested to report the actual amount disbursed for the same concept for the fiscal year ended on 12/31/2021, 12/31/2020, 12/31/2019 and 12/31/2018 using, if possible, the following model:

BBVA BANCO FRANCÉS S.A.	Approved	Approved	Approved	Approved	Proposal
Auditors	2018	2019	2020	2021	2022
Overall amount	$ 35.285.330	$ 71.387.037	$ 155.674.791	$ 189.291.737
Nominal increase	$ 18.026.863	$ 36.101.707	$ 84.287.754	$ 33.616.946
Percentage increase	104%	102%	118%	22%

•	In the event of a significant increase, the reasons for the increase are requested.

The Board of Directors of BBVA Argentina has resolved to propose to the Shareholders' Meeting the amount of Ps. 231,048,297 plus VAT, as remuneration for the accountant auditing the Financial Statements for the fiscal year 2022.

This proposal has the favorable opinion of the Audit Committee under Law 26,831.

According to the suggested model table, the proposed fees for the accountant auditing the Financial Statements for the fiscal year ended December 31, 2022 are as follows:

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BANCO BBVA ARGENTINA	Aprobado	Aprobado	Aprobado	Approved	Proposal
Auditors	2018	2019	2020	2021	2022
Overall amount	$ 35.285.330	$ 71.387.037	$ 155.674.791	$ 189.291.737	$ 231,048,297
Nominal increase	$ 18.026.863	$ 36.101.707	$ 84.287.754	$ 33.616.946	$ 41,756,560
Percentage increase	104%	102%	118%	22%	22%

12) Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2023.

•        Report the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), both the regular and alternate, with their background that proves their suitability for the position;

The Board has decided to propose to the next Meeting the appointment of Pistrelli, Henry Martin y Asociados S.R.L., and for the appointment of Javier José Huici as Regular External Auditor and Germán Enrique Cantalupi as Alternate External Auditor.

13) Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

•	Information is requested as to the members of the Committee and the proposal regarding its budget for the fiscal year ending December 31, 2023 are requested.
•	In addition, it is requested that the actual amount disbursed for the same concept for the fiscal year ending December 31, 2022 and December 31, 2021 be reported, using, if possible, the following model:
BBVA BANCO FRANCÉS S.A.	Approved	Approved	Approved	Approved	Proposal
Audit Commitee	2018	2019	2020	2022	2023
Overall amount	$ 891,750	$ 1,337,625	$ 1,979,685	$ 2,989,324
Nominal increase	$ 246,022	$ 445,875	$ 642,060	$ 1,009,639
Percentage increase	38%	50%	48%	50%

•	Additionally, it is requested to provide any other supporting information that may be relevant to consider the item;
•	For such purposes, it is important to bear in mind the right to information that this shareholder has, as provided in Sections 55, 66, 67, 83, 294 subsequent and related ones of the General Corporations Law No. 19,550 in order to be able to exercise the political rights that the shareholding grants him, and such information must be truthful, complete and comprehensive in order to avoid the consequences provided in the same law, Section 251.

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BBVA Argentina Board has resolved to propose to the Meeting the amount of Ps. 5,948,756.37 as a budget for the operation of the Audit Committee under Law 26,831. The actual amount disbursed for the year ended December 31, 2022 was Ps. 2,672,992.85. The members of the Committee are Adriana Fernández de Melero, Javier Pérez Cardete and Ernesto Mario San Gil, published in the Argentine Securities Commission “CNV” Online Information System (“AIF”) under ID # 2910860.

Please find attached a table with the requested information.

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Approved	Proposal
Audit Commitee	2018	2019	2020	2022	2023
Overall amount	$ 891,750	$ 1,337,625	$ 1,979,685	$ 2,989,324	$ 5,948,756.37
Nominal increase	$ 246,022	$ 445,875	$ 642,060	$ 1,009,639	$ 2,959,432.37
Percentage increase	38%	50%	48%	50%	99%

Yours sincerely.

____________________________

Eduardo González Correas, Attorney-at-Law

Director of Legal Services Department

Banco BBVA Argentina S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 10, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer